UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 12, 2013**

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	001-01072	53-0127880
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	20068
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(202) 872-2000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On July 12, 2013, the Maryland Public Service Commission (the MPSC) issued an order with respect to the application filed by Potomac Electric Power Company (Pepco) to increase Pepco's electric distribution base rates. The order provides for an annual increase in Pepco's electric distribution base rates by approximately $27.8 million and is based on a specified return on equity of 9.36%. The order provides for the full recovery of storm restoration costs incurred as a result of recent major storm events, including the derecho in June 2012 and Hurricane Sandy in October 2012, by including the related capital costs in the rate base and amortizing the related deferred operation and maintenance expenses of $23.6 million over a five-year period.

The order requires that the cost of advanced metering infrastructure (AMI) meters be excluded from Pepco's rate base until such time as Pepco provides a study demonstrating the cost effectiveness of the AMI system. As a result, such costs will be treated as other incremental AMI costs incurred in conjunction with the deployment of the AMI system which are deferred and on which a return is earned.

The annual pre-tax earnings impact of the rate increase, including the changes in depreciation and amortization expense and the accrual of a return for AMI meter costs and other miscellaneous items, is approximately $27 million. The new rates were effective on July 12, 2013.

The order also approved a Grid Resiliency surcharge for recovery of costs totaling approximately $24.0 million associated with Pepco's proposed plan to accelerate investments related to certain priority feeders, provided that Pepco provides additional information to the MPSC before implementing the surcharge related to performance objectives, milestones and costs, and makes annual filings with the MPSC thereafter related to this project which will permit the MPSC to establish the applicable Grid Resiliency surcharge for the following year. The MPSC expects that the surcharge will increase the average residential monthly bill by approximately $0.06 in the initial year of implementation. The MPSC did not approve the proposed acceleration of the tree-trimming cycle or the undergrounding of six distribution feeders.

In its application to the MPSC, Pepco had requested an increase in electric base distribution rates of $60.8 million, with a return on equity of 10.25%. As a result of this MPSC order, Pepco is evaluating various options, including the filing of another application to increase electric distribution base rates with the MPSC, and an application for rehearing with the MPSC or a petition for judicial review of the order. Pepco is continuing to review the impact of the order and may also consider other actions to more closely align its spending in Maryland to the revenue received while maintaining compliance with the MPSC's established standards applicable to the utility.

Pepco has made the MPSC's order available on PHI's Web site. Investors may access a copy of this order (among other documents and information) through the "Regulatory Filings" hyperlink on the Investor Relations page of PHI's Web site (http://www.pepcoholdings.com).

Forward-Looking Statements

Some of the statements contained in this Current Report on Form 8-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding Pepco's intents, beliefs, estimates and current expectations. In some cases, forward-looking statements can be identified by terminology such as "may," "might," "will," "should," "could," "expects," "intends," "assumes," "seeks to," "plans," "anticipates," "believes," "projects," "estimates," "predicts," "potential," "future," "goal," "objective," or "continue," or the negative of such terms or other variations thereof or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause Pepco's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Therefore, forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements.

The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond the control of Pepco and may cause actual results to differ materially from those contained in forward-looking statements:

- Changes in governmental policies and regulatory actions affecting the energy industry or Pepco specifically, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities and the recovery of purchased power expenses;

- The outcome of pending and future rate cases and other regulatory proceedings, including challenges in a complaint filed with the Federal Energy Regulatory Commission to the base ROE associated with the transmission service that Pepco provides, as well as the application of the formula rate process for Pepco, and the possible disallowance of other recovery of costs and expenses;

- The expenditures necessary to comply with regulatory requirements, including regulatory orders, and to implement reliability enhancement, emergency response and customer service improvement programs;

- Possible fines, penalties or other sanctions assessed by regulatory authorities against Pepco;

- The impact of adverse publicity and media exposure which could render Pepco vulnerable to negative customer perception and could lead to increased regulatory oversight or other sanctions;

- Weather conditions affecting usage and emergency restoration costs;

- Population growth rates and changes in demographic patterns;

- Changes in customer energy demand due to conservation measures and the use of more energy-efficient products;

- General economic conditions, including the impact of an economic downturn or recession on energy usage;

- Changes in and compliance with environmental and safety laws and policies;

- Changes in tax rates or policies;

- Changes in rates of inflation;

- Changes in accounting standards or practices;

- Unanticipated changes in operating expenses and capital expenditures;

- Rules and regulations imposed by, and decisions of, federal and/or state regulatory commissions, PJM Interconnection, LLC, the North American Electric Reliability Corporation and other applicable electric reliability organizations;

- Legal and administrative proceedings (whether civil or criminal) and settlements that affect Pepco's business and profitability;

- Pace of entry into new markets;

- Interest rate fluctuations and the impact of credit and capital market conditions on the ability to obtain funding on favorable terms; and

- Effects of geopolitical and other events, including the threat of domestic terrorism or cyber attacks.

These forward-looking statements are also qualified by, and should be read together with, the risk factors and other statements in Pepco's Annual Report on Form 10-K for the year-ended December 31, 2012, and in Pepco's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, each as filed with the Securities and Exchange Commission (SEC), and investors should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this Current Report on Form 8-K.

Any forward-looking statements speak only as to the date this Current Report on Form 8-K was filed with the SEC and Pepco does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Pepco to predict all such factors. Furthermore, it may not be possible for Pepco to assess the impact of any such factor on its or its subsidiaries' business (viewed independently or together) or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing factors should not be construed as exhaustive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY

Date: July 15, 2013   /s/ DAVID M. VELAZQUEZ

Name:	David M. Velazquez
Title:	President and Chief Executive Officer